Exhibit 99.1

SINA Reports Third Quarter 2011 Financial Results

SHANGHAI, China—November 8, 2011—SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service (“MVAS”) provider serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•          Net revenues grew 20% year over year to $130.3 million.  Non-GAAP net revenues grew 21% year over year to $125.6 million, reaching the high end of the Company’s guidance of between $123 million and $126 million.

•          Advertising revenues grew 25% year over year to a historical high of $101.0 million, within the Company’s guidance of between $100 million and $102 million.

•          Non-advertising revenues grew 7% year over year to $29.3 million.  Non-GAAP non-advertising revenues grew 9% year over year to $24.6 million, exceeding the Company’s guidance of between $23 million and $24 million.

•          Net loss attributable to SINA was $336.3 million, or $5.10 diluted net loss per share attributable to SINA.  Net loss included non-cash impairment charges totaling $350.1 million, $68.9 million of which related to an impairment of MVAS goodwill and the remaining $281.2 million related to other-than-temporary impairment write-downs on investments in China Real Estate Information Corporation (“CRIC”) and Mecox Lane Limited (“MCOX”).  Non-GAAP net income attributable to SINA, which excludes impairment charges and other items, was $17.5 million, or $0.26 non-GAAP diluted net income per share attributable to SINA.

“Since the official launch of Weibo.com v4.0 in September, over half of the existing users have upgraded, and we continue to see rapid growth of new users.  Our focus now turns to adding more social networking features to Weibo to increase user stickiness,” said Charles Chao, CEO of SINA.  “For the third quarter, SINA’s online brand advertising revenues reached a new high, for the first time exceeding over $100 million per quarter,” Mr. Chao added.

Third Quarter 2011 Financial Results

For the third quarter of 2011, SINA reported net revenues of $130.3 million, compared to $108.2 million for the same period last year.  Non-GAAP net revenues for the third quarter of 2011 totaled $125.6 million, compared to $103.6 million for the same period last year.

Brand advertising revenues for the third quarter of 2011 were $101.0 million, compared to $81.0 million for the same period last year.  Non-advertising revenues for the third quarter of 2011 totaled $29.3 million, compared to $27.3 million for the same period last year.  MVAS revenues for the third quarter of 2011 amounted to $21.4 million, compared to $20.7 million for the same period last year.

Gross margin for the third quarter of 2011 was 56%, down from 60% for the same period last year.  Advertising gross margin for the third quarter of 2011 was 59%, compared to 63% for the same period last year.  Non-GAAP advertising gross margin for the third quarter of 2011 was 60%, compared to 63% for the same period last year.  The decrease in non-GAAP advertising gross margin was mainly due to increased spending on bandwidth and content, as well as increased personnel-related costs.  MVAS gross margin for the third quarter of 2011 declined to 32% from 38% for the same period last year.  The decline in MVAS gross margin was primarily due to product mix change and increased revenue share with MVAS partners.

Operating expenses for the third quarter of 2011 totaled $132.9 million, which included a goodwill impairment of $68.9 million, compared to $36.0 million for the same period last year.  The goodwill impairment resulted from a combination of factors, including a decline in the business condition of the Company’s MVAS business, reduction in the projected operating results of the MVAS business and decreases in revenues and earnings multiples of peer MVAS companies.  Non-GAAP operating expenses for the third quarter of 2011 were $60.4 million, compared to $33.5 million for the same period last year.  The increase in non-GAAP operating expenses was mostly due to increased marketing expenditures, personnel-related expenses and infrastructure related costs related to Weibo.com.

Loss from operations for the third quarter of 2011 was $59.8 million, compared to income from operations of $28.5 million for the same period last year.  Non-GAAP income from operations for the third quarter of 2011 was $8.9 million, compared to $26.9 million for the same period last year.

Non-operating loss for the third quarter of 2011 was $275.2 million, compared to non-operating income of $4.9 million for the same period last year.  In accordance with GAAP, the Company reassessed its investments in CRIC and MCOX in the third quarter of 2011 and recognized other-than-temporary impairment charges of $230.3 million and $50.9 million, respectively.  Non-GAAP equity income from CRIC for the third quarter of 2011 was $4.2 million, compared to $5.3 million for the same period last year.

Provision for income taxes for the third quarter of 2011 was $1.4 million, compared to $2.2 million for the same period last year.

Net loss attributable to SINA for the third quarter of 2011 was $336.3 million, compared to net income attributable to SINA of $31.3 million for the same period last year.  Diluted net loss per share attributable to SINA for the third quarter of 2011 was $5.10, compared to diluted net income per share attributable to SINA of $0.48 for the same period last year.  Non-GAAP net income attributable to SINA for the third quarter of 2011 was $17.5 million, compared to $33.2 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2011 was $0.26, compared to $0.50 for the same period last year.

As of September 30, 2011, SINA’s cash, cash equivalents and short-term investments totaled $742.1 million, compared to $882.8 million as of December 31, 2010.  The decrease in the cash balance was mainly due to acquiring a 19% interest in MCOX for $66.0 million in the first quarter of 2011 and a 9% interest in Tudou Holdings Limited for $66.4 million in the third quarter of 2011.  Cash flow from operating activities for the third quarter of 2011 was $14.3 million.  Cash paid for capital expenditures for the third quarter of 2011 was $19.6 million.

Others

On November 4, 2011, the Company held its Annual General Meeting of Shareholders.  At the meeting, the shareholders re-elected Pehong Chen (with 35,023,147 shares voting for, 658,622 shares against and 401,156 shares abstaining) and Lip-Bu Tan (with 33,443,754 shares voting for, 2,236,765 shares against and 402,406 shares abstaining) as directors of SINA.  The shareholders also approved and ratified the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the fiscal year ending December 31, 2011 (with 35,677,348 shares voting for, 22,723 shares against and 382,854 shares abstaining).

On September 21, 2011, the Company subscribed a total of $50 million in the Yunfeng Funds, each of which is a limited partnership established for the purpose of making investments in Alibaba Group, a leader in the Chinese e-commerce industry.  The transaction between Yunfeng Funds and Alibaba Group closed on October 27, 2011.

Business Outlook

SINA estimates that its non-GAAP net revenues for the fourth quarter of 2011 will be between $128 million and $131 million, with advertising revenues to be between $103 million and $105 million and non-GAAP non-advertising revenues to be between $25 million and $26 million.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related to SINA’s equity investment in CRIC.

Non-GAAP Measures

This release contains financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”  These non-GAAP measures include non-GAAP non-advertising revenues, non-GAAP net revenues, non-GAAP gross profit, non-GAAP advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP equity income from CRIC, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA.

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects.  The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary, from its internal financial statements for purposes of its internal budgets.  Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows more meaningful period-to-period comparisons.  The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways:  1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payments and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s cash performance between reporting periods.  In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements resulting from SINA injecting its online real estate advertising business into its majority-owned subsidiary China Online Housing Technology Corporation (“COHT”) and exchanging its interest in COHT for approximately a 33% interest in CRIC upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009, from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s revenue performance between reporting periods.  In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s non-GAAP equity income from its interest in net income attributable to CRIC excludes stock-based compensation, amortization expense of intangible assets and gains from the purchase of a business, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.

The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measure is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.

The non-GAAP financial measures have limitations.  They do not include all items of income and expense that affect the Company’s operations.  Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company.  Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call

SINA will host a conference call at 8 p.m. Eastern Standard Time on November 8, 2011 to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com. The conference call can be accessed as follows:

US:	+1 857 244 7313
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Passcode for all regions:	29054648

A replay of the conference call will be available through midnight Eastern Standard Time, November 15, 2011. The dial-in number is + 1 617 801 6888. The pass code for the replay is 64721236.

About SINA

SINA Corporation (Nasdaq GS: SINA) is an online media company and mobile value added service (MVAS) provider serving China and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services mainly through SINA.com (online news and content), Weibo.com (microblog) and SINA Mobile (MVAS). Through these businesses and properties and other business lines, SINA offers an array of services including region-focused online portals, microblog, blog, video and music streaming, photo sharing, online games, email, search, classified listings, MVAS, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with CRIC, impairment of its investments and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2010 and its other filings with the Securities and Exchange Commission.

Contact:

Cathy Peng

IR Manager

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2011	2010	2011	2011	2010
Net revenues:
Advertising	$101,018	$80,994	$91,787	$265,150	$208,363
Non-advertising	29,268	27,252	27,176	84,310	84,300
	130,286	108,246	118,963	349,460	292,663
Cost of revenues:
Advertising (a)	41,070	30,269	37,665	111,823	83,324
Non-advertising	16,072	13,465	12,957	42,792	38,637
	57,142	43,734	50,622	154,615	121,961
Gross profit	73,144	64,512	68,341	194,845	170,702

Operating expenses:
Sales and marketing (a)	36,256	21,132	37,880	99,854	57,766
Product development (a)	19,429	8,684	14,377	44,069	24,352
General and administrative (a)	8,264	5,914	7,173	21,033	16,289
Goodwill impairment	68,891	—	—	68,891	—
Amortization of intangibles	107	240	259	624	3,086
	132,947	35,970	59,689	234,471	101,493
Income (loss) from operations	(59,803)	28,542	8,652	(39,626)	69,209

Non-operating income (loss):
Interest and other income, net	5,826	3,355	4,270	12,788	6,549
Earnings (loss) from equity investments, net	176	1,570	(1,283)	1,241	11,477
Impairment on equity investments	(281,162)	—	(386)	(281,548)	—
	(275,160)	4,925	2,601	(267,519)	18,026

Income (loss) before income taxes	(334,963)	33,467	11,253	(307,145)	87,235
Provision for income taxes	(1,366)	(2,226)	(1,253)	(4,288)	(6,515)

Net income (loss)	(336,329)	31,241	10,000	(311,433)	80,720
Less: Net income (loss) attributable to noncontrolling interest	9	(69)	40	(62)	(172)

Net income (loss) attributable to SINA	$(336,338)	$31,310	$9,960	$(311,371)	$80,892

Basic net income (loss) per share attributable to SINA	$(5.10)	$0.51	$0.15	$(4.80)	$1.32
Diluted net income (loss) per share attributable to SINA	$(5.10)	$0.48	$0.15	$(4.80)	$1.23

Shares used in computing basic net income (loss) per share attributable to SINA	65,908	61,249	65,614	64,821	61,080
Shares used in computing diluted net income (loss) per share attributable to SINA	65,908	65,825	66,848	64,821	65,653

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$895	$566	$777	$2,281	$2,399
Sales and marketing	909	479	658	2,087	1,847
Product development	982	333	538	1,950	1,429
General and administrative	1,629	1,377	1,880	4,994	4,640

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2011	2010
Assets
Current assets:

Cash and cash equivalents	$487,437	$643,619
Short-term investments	254,658	239,216
Accounts receivable, net	110,761	89,843
Other current assets	37,259	35,981
Total current assets	890,115	1,008,659

Property and equipment, net	63,886	33,289
Goodwill and intangible assets, net	16,074	85,574
Investments	380,066	508,113
Other assets	15,619	455
Total assets	$1,365,760	$1,636,090

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,577	$3,963
Accrued liabilities	167,518	128,050
Income taxes payable	13,282	17,011
Convertible debt	2,650	99,000
Total current liabilities	189,027	248,024

Long-term deferred revenue	131,215	145,274
Other long-term liabilities	2,086	2,266
Total liabilities	322,328	395,564

Shareholders’ equity
SINA shareholders’ equity	1,039,443	1,239,308
Noncontrolling interest	3,989	1,218
Total shareholders’ equity	1,043,432	1,240,526

Total liabilities and shareholders’ equity	$1,365,760	$1,636,090

SINA CORPORATION

UNAUDITED SEGMENT INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2011	2010	2011	2011	2010

Net revenues
Advertising	$101,018	$80,994	$91,787	$265,150	$208,363
Mobile related	21,374	20,658	19,515	62,176	65,176
Others	7,894	6,594	7,661	22,134	19,124
	$130,286	$108,246	$118,963	$349,460	$292,663

Cost of revenues
Advertising	$41,070	$30,269	$37,665	$111,823	$83,324
Mobile related	14,584	12,741	11,907	39,452	36,825
Others	1,488	724	1,050	3,340	1,812
	$57,142	$43,734	$50,622	$154,615	$121,961

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2011				September 30, 2010				June 30, 2011
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$101,018			$101,018	$80,994			$80,994	$91,787			$91,787
Non-advertising revenues	29,268	(4,687	) (c)	24,581	27,252	(4,687	) (c)	22,565	27,176	(4,686	) (c)	22,490
Net revenues	$130,286	$(4,687)		$125,599	$108,246	$(4,687)		$103,559	$118,963	$(4,686)		$114,277

		895	(a)			566	(a)			777	(a)
		(4,687	) (c)			(4,687	) (c)			(4,686	) (c)
Gross profit	$73,144	$(3,792)		$69,352	$64,512	$(4,121)		$60,391	$68,341	$(3,909)		$64,432

		(3,520	) (a)
		(107	) (b)			(2,189	) (a)			(3,076	) (a)
		(68,891	) (e)			(240	) (b)			(259	) (b)
Operating expenses	$132,947	$(72,518)		$60,429	$35,970	$(2,429)		$33,541	$59,689	$(3,335)		$56,354

		4,415	(a)
		107	(b)			2,755	(a)			3,853	(a)
		(4,687	) (c)			240	(b)			259	(b)
		68,891	(e)			(4,687	) (c)			(4,686	) (c)
Income (loss) from operations	$(59,803)	$68,726		$8,923	$28,542	$(1,692)		$26,850	$8,652	$(574)		$8,078

		4,415	(a)
		107	(b)							3,853	(a)
		(4,687	) (c)			2,755	(a)			259	(b)
		3,909	(d)			240	(b)			(4,686	) (c)
		68,891	(e)			(4,687	) (c)			3,553	(d)
		281,162	(f)			3,569	(d)			386	(f)
Net income (loss) attributable to SINA	$(336,338)	$353,797		$17,459	$31,310	$1,877		$33,187	$9,960	$3,365		$13,325

Diluted net income (loss) per share attributable to SINA	$(5.10)			$0.26	$0.48			$0.50	$0.15			$0.20
Shares used in computing diluted net income (loss) per share attributable to SINA	65,908	1,005	(g)	66,913	65,825			65,825	66,848			66,848

Gross margin - advertising	59%	1%		60%	63%	0%		63%	59%	1%		60%

	Nine months ended
	September 30, 2011				September 30, 2010
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$265,150			$265,150	$208,363			$208,363
Non-advertising revenues	84,310	(14,059	) (c)	70,251	84,300	(14,059	) (c)	70,241
Net revenues	$349,460	$(14,059)		$335,401	$292,663	$(14,059)		$278,604

		2,281	(a)			2,399	(a)
		(14,059	) (c)			(14,059	) (c)
Gross profit	$194,845	$(11,778)		$183,067	$170,702	$(11,660)		$159,042

		(9,031	) (a)
		(624	) (b)			(7,916	) (a)
		(68,891	) (e)			(3,086	) (b)
Operating expenses	$234,471	$(78,546)		$155,925	$101,493	$(11,002)		$90,491

		11,312	(a)
		624	(b)			10,315	(a)
		(14,059	) (c)			3,086	(b)
		68,891	(e)			(14,059	) (c)
Income (loss) from operations	$(39,626)	$66,768		$27,142	$69,209	$(658)		$68,551

		11,312	(a)
		624	(b)
		(14,059	) (c)			10,315	(a)
		10,745	(d)			3,086	(b)
		68,891	(e)			(14,059	) (c)
		281,548	(f)			3,033	(d)
Net income (loss) attributable to SINA	$(311,371)	359,061		$47,690	$80,892	$2,375		$83,267

Diluted net income (loss) per share attributable to SINA	$(4.80)			$0.71	$1.23			$1.27
Shares used in computing diluted net income (loss) per share attributable to SINA	64,821	2,300	(g)	67,121	65,653			65,653

Gross margin - advertising	58%	1%		59%	60%	1%		61%

(a) To adjust stock-based compensation related to employee incentives.
(b) To adjust amortization of intangible assets.
(c) To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.
(d) To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.
(e) To adjust for impairment of MVAS goodwill
(f) To adjust impairment of equity investments
(g) To adjust the number of shares used in computing diluted net loss per share to diluted net income per share.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF CRIC’S NON-GAAP TO GAAP RESULTS*

	Three months ended
	September 30, 2011			September 30, 2010			June 30, 2011
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,605			$1,311			$1,313
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,568			1,485			1,540
Equity income (loss) from CRIC	$1,074	$3,173	$4,247	$2,491	$2,796	$5,287	$(483)	$2,853	$2,370
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(736)	$736	$—	$(773)	$773	$—	$(700)	$700	$—
	$338	$3,909	$4,247	$1,718	$3,569	$5,287	$(1,183)	$3,553	$2,370

	Nine months ended
	September 30, 2011			September 30, 2010
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$3,914			$3,912
To adjust amortization expenses of intangible assets resulting from business acquisitions		4,611			4,658
To adjust gains from the purchase of a business:
Income from investment in affiliates**		—			(7,155)
Gain from settlement of pre-existing relationship with COHT		—			(701)
Equity income from CRIC	$3,955	$8,525	$12,480	$13,947	$714	$14,661
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(2,220)	$2,220	$—	$(2,319)	$2,319	$—
	$1,735	$10,745	$12,480	$11,628	$3,033	$14,661

* Income (loss) from CRIC is recorded one quarter in arrears.

** Represents the excess of fair value over the carrying amount recognized as a result of acquisition of COHT.